UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                             ESAT TELECOM GROUP PLC
               --------------------------------------------------
                                (Name of Issuer)

                    Ordinary Shares, IR(pound)0.01p Par Value
               --------------------------------------------------
                         (Title of Class of Securities)

                                    26883Y102
                            -----------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 16 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13G

CUSIP No.   26883Y102                                         Page 2 of 16 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

               Soros Capital, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  BERMUDA


                           5        Sole Voting Power
  Number of                              1,796,077
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 1,796,077
    With
                           8        Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,796,077

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.17%

12       Type of Reporting Person*

                  PN

                                  SCHEDULE 13G

CUSIP No.   26883Y102                                         Page 3 of 16 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                               1,796,077
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                1,796,077
    With
                           8        Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,796,077

10       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                       [x]

11       Percent of Class Represented By Amount in Row (11)

                                    5.17%

12       Type of Reporting Person*

                  OO; IA

                                  SCHEDULE 13G

CUSIP No.   26883Y102                                         Page 4 of 16 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                               0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               1,796,077
    Each
  Reporting                7       Sole Dispositive Power
   Person                                0
    With
                           8        Shared Dispositive Power
                                         1,796,077

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,796,077

10       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                            [x]

11       Percent of Class Represented By Amount in Row (11)

                                    5.17%

12       Type of Reporting Person*

                  IA

                                  SCHEDULE 13G

CUSIP No.   26883Y102                                         Page 5 of 16 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                               0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               1,796,077
    Each
  Reporting                7       Sole Dispositive Power
   Person                                0
    With
                           8        Shared Dispositive Power
                                         1,796,077

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,796,077

10       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                            [x]

11       Percent of Class Represented By Amount in Row (11)

                                    5.17%

12       Type of Reporting Person*

                  IA
Y

                                  SCHEDULE 13G

CUSIP No.   26883Y102                                         Page 6 of 16 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Capital Coinvestment Partners LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                              375,460
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 375,460
    With
                           8        Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    375,460

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.08%

12       Type of Reporting Person*

                  OO

Item 1(a)         Name of Issuer:

                  Esat Telecom Group plc (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  North Block, Malt House, Grand Canal Quay, Dublin 2, Ireland

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Soros Capital, L.P., a Bermuda limited partnership ("Soros Capital");

                  ii) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

                  iii)   Mr. George Soros ("Mr. Soros");

                  iv)    Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

                  v) Soros Capital Coinvestment Partners LLC, a Delaware limited liability company ("SCCP").

                  Mr. Steven Gilbert ("Mr. Gilbert") is the managing general partner of Soros Capital. Notwithstanding Mr. Gilbert's position as the managing general partner of Soros Capital, Mr. Gilbert has agreed with SFM LLC that Soros Capital will follow the instructions of SFM LLC with respect to investment decisions involving the Shares (as defined below). Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager of SFM LLC. Mr. Soros, Mr. Gilbert and various entities associated with one or both of them, may have an interest in the Shares held for the account of SCCP.


Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of Soros Capital is Richmond House, 12 Par-La-Ville Road, Hamilton, HMDX, Bermuda. The address of the principal business office of each of SFM LLC, Mr. Soros, Mr. Druckenmiller and SCCP is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  i)       Soros Capital is a Bermuda limited partnership;

                  ii)      SFM LLC is a Delaware limited liability company;

                  iii)     Mr. Soros is a United States citizen;

                  iv)      Mr. Druckenmiller is a United States citizen; and

                  v) SCCP is a Delaware limited liability company.

Item 2(d)         Title of Class of Securities:

                  Ordinary Shares, IR(pound)0.01p par value (the "Shares").

Item 2(e)         CUSIP Number:

                           26883Y102

Item3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of December 31, 1997, the number of Shares which may be deemed to have been beneficially owned by each of the Reporting Persons was as follows:

                           i) Each of Soros Capital, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have been the beneficial owner of the 1,796,077 Shares held for the account of Soros Capital.

                           ii)     SCCP  may  be   deemed   to  have   been  the
                                   beneficial owner of the 375,460 Shares held for its account.

Item 4(b)         Percent of Class:

                           i) The number of Shares which may be deemed to have been beneficially owned by each of Soros Capital, SFM LLC, Mr. Soros and Mr. Druckenmiller constitutes approximately 5.17% of the total number of Shares outstanding.

                           ii) The number of Shares which may be deemed to have been beneficially owned by SCCP constitutes approximately 1.08% of the total number of Shares outstanding.

Item 4(c) Number of shares as to which such person had:

         Soros Capital
         -------------

(i)      Sole power to vote or to direct the vote:                     1,796,077

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:        1,796,077

(iv)     Shared power to dispose or to direct the disposition of:              0

         SFM LLC
         -------

(i)      Sole power to vote or to direct the vote:                     1,796,077

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:        1,796,077

(iv)     Shared power to dispose or to direct the disposition of:              0

         Mr. Soros
         ---------

(i)      Sole power to vote or to direct the vote:                             0

(ii)     Shared power to vote or to direct the vote:                   1,796,077

(iii)    Sole power to dispose or to direct the disposition of:                0

(iv)     Shared power to dispose or to direct the disposition of:      1,796,077

         Mr. Druckenmiller
         -----------------

(i)      Sole power to vote or to direct the vote:                             0

(ii)     Shared power to vote or to direct the vote:                   1,796,077

(iii)    Sole power to dispose or to direct the disposition of:                0

(iv)     Shared power to dispose or to direct the disposition of:      1,796,077

         SCCP
         ----

(i)      Sole power to vote or to direct the vote:                       375,460

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:          375,460

(iv)     Shared power to dispose or to direct the disposition of:              0

Item 5.  Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                           This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                           This Item 7 is not applicable.

Item 8.   Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.   Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.  Certification:

                           This Item 10 is not applicable.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998                SOROS CAPITAL, L.P.

                                        By:  Steven J. Gilbert
                                             Managing General Partner

                                        By:  /S/ JOHN D. MCEVOY
                                             ----------------------------------
                                             John D. McEvoy
                                             Attorney-in-Fact


Date:  February 13, 1998                SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


Date:  February 13, 1998                GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  February 13, 1998                STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  February 13, 1998                SOROS CAPITAL COINVESTMENT PARTNERS LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Manager

                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        --------

A.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus............................................. 13

B.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus.................................. 14

C.        Power of Attorney  dated as of June 7, 1996  granted by
          Steven J.  Gilbert in favor of Richard W.  Gaenzle  and
          John D. McEvoy.................................................. 15

D.        Joint Filing  Agreement  dated February 13, 1998 by and
          among Soros Capital,  L.P.,  Soros Fund Management LLC,
          Mr.  George Soros,  Mr.  Stanley F.  Druckenmiller  and
          Soros Capital Coinvestment Partners LLC......................... 16